July, 25 2008

Mr. William J. Kearns

Senior Assistant Chief Accountant

Offices of Beverages, Apparel and Health Care Services

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, DC 20549

RE: Cord Blood America, Inc.

Form 10-KSB for Fiscal Year End

December 31, 2007

Filed April 15, 2008

File No. 000-50746

Via FAX and Edgar

Dear Mr. Kearns

Please accept this letter as request for an extension to respond to comments delivered to Cord Blood America, on June 25, 2008.

We request the date to respond by be extended to July 30, 2008.  The reason for the extension is that one of the 16 comments we need additional time to answer.  We originally requested a deadline of today, July 25, 2008.  As of today, we have all but one comment addressed and request a 3 day extension.

Please advise if this request is granted.  Feel free to contact me directly at 310.432.4090.

Regards,

Matthew L. Schissler

Chairman & CEO

501 Santa Monica Boulevard, Suite 700, Santa Monica, CA 90401

Ph: 310.432.4090; Fax: 310.432.4098